September 20, 2024

Jamie L. Prah
Chief Financial Officer
CB Financial Services, Inc.
100 North Market Street
Carmichaels, PA 15320

       Re: CB Financial Services, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-36706
Dear Jamie L. Prah:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance